Fidelity (logo) Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 245 Summer Street Boston MA 02210 617-563-7000
|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	November 1, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Fidelity Investment Trust (the trust):
Fidelity Europe Fund File No. 002-90649

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust's Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Fidelity Europe Fund, a series of the trust in connection with the proposed acquisition by Fidelity Europe Fund of all of the assets of Fidelity Advisor Europe Capital Appreciation Fund, a series of Fidelity Advisor Series VIII (File Nos. 002-86711 and 811-03855) and Fidelity Europe Capital Appreciation Fund, another series of the trust and the assumption by Fidelity Europe Fund of the liabilities of Fidelity Advisor Europe Capital Appreciation Fund and Fidelity Europe Capital Appreciation Fund, solely in exchange for shares of Fidelity Europe Fund (the "Reorganization"). The Reorganization is in connection with an Agreement and Plan of Reorganization (the "Agreement").

In connection with the Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the "Proxy Statement"), Agreement, and Form of Proxy to be sent to shareholders of Fidelity Advisor Europe Capital Appreciation Fund and Fidelity Europe Capital Appreciation Fund. The Prospectus of Fidelity Europe Fund dated December 29, 2012 included in this filing is the Prospectus filed by the trust on December 28, 2012 as Post-Effective Amendment No. 134 to its registration on Form N-1A (File No. 002-90649).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meeting of Shareholders is scheduled to be held on February 12, 2014. It is expected that the Proxy Statement will be mailed to shareholders on or about December 16, 2013, more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than November 21, 2013. Questions or comments regarding this filing should be directed to Jamie Plourde at (817) 474-7037.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Sincerely,

/s/ Dana Torsey
Dana Torsey
Legal Product Group